David Lubin & Associates, PLLC
10 Union Avenue, Suite 5
Lynbrook, New York 11563
Telephone: (516) 887-8200
Facsimile: (516) 887-8250

November 29, 2011

Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Mail Stop 3030
Attention: Mara Ransom, Assistant Director

Re: Your Internet Defender Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 11, 2011
File No. 333-176581

Dear Ms. Ransom:

Your Internet Defender Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 2 to its registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated November 1, 2011, with reference to Amendment No. 1 to the Company's registration statement on Form S-1 filed with the Commission on October 11, 2011.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1.   We note your response to comment 1 in our letter dated September 29, 2011, however you have not revised your disclosure as requested.  Please revise your disclosure throughout your prospectus to provide that all offers and sales will be made at the disclosed fixed price for the duration of the offering, which revision necessitates the deletion of the language regarding the ability to sell during the offering at “prevailing market prices or privately negotiated prices.” If you disagree with our analysis, as presented in comment one in our letter dated September 29, 2011 then, as previously requested, please advise the staff of the company’s basis for determining that any aspect of the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i); such analysis should address the factors referred to in Interpretative Response 612.09 in the Compliance and Disclosure Interpretations relating to Rule 415 of the Securities Act, available at our website, www.sec.gov.

Response:  The Amended Registration Statement provides disclosure throughout the prospectus to provide that all offers and sales will be made at the disclosed fixed price for the duration of the offering. The Amended Registration Statement provides that if and when the securities of the Company are quoted on the Over the Counter Bulletin Board the selling shareholders can sell at prevailing market prices. Furthermore, in the "Plan of Distribution" section, the Company acknowledges that it will not seek to have its common stock quoted on any other automated quotation system other than the Over the Counter Bulletin Board. In the registration of the resale of 42,600,000 shares on behalf of its selling shareholders the Company is not conducting a primary at the market offering under Rule 415 (a)(1)(i) of the Securities Act.

The issuance of shares in this offering…, page 11

2.   We note your response to comment 10 in our letter dated September 29, 2011.  However, it does not appear that you have revised the risk factor.  We therefore reissue our prior comment.

Response:  The referenced risk factor has been revised in the Amended Registration Statement.

Selling Shareholders, page 16

3.   We note your response to comment 12 in our letter dated September 29, 2011.  However you have not provided the requested disclosure with respect to the entities described in footnote (4).  Please revise to provide the requested disclosure with respect to such entities.

Response:  Footnotes (22) through (25) have been added to the selling shareholder table to disclose the person having voting and dispositive power with respect to the shares held by such entities.

Description of Business, page 23

4.   Your disclosure throughout the prospectus appears to be inconsistent regarding the current status of your operations.  For example, on page 23 you indicate that you currently offer “a full spectrum of reputation and privacy solutions service[s],” but on page 5 you state that you “intend to develop a full range of services,” on page 8 you state that you “have not commenced our planned principal operations,” on page 9 you indicate that you have not fully implemented your business plan and on page 24 you state that you “intend to offer comprehensive, automated reputation monitoring products for our customers.”  Please revise your disclosure throughout your prospectus so that it clearly and consistently describes the current status of your operations, or advise.

Response:  The prospectus has been revised to describe the current status of the Company’s operations and to clarify that while the Company’s search engine optimization, online reputation management, and social monitoring services are fully operational, the Company is in the process of developing certain automated processes, as well as downloadable software to be used directly by customers without assistance, both of which are not yet completed and ready to be deployed.

5.   We note that Search Engine Optimization is accomplished by “(a) on-site programming and content changes, and (b) off-site efforts, such as linking and blog posts, among others.”  Please revise to provide additional information regarding these two methods of accomplishing Search Engine Optimization.  Please also revise to clarify whether you are referring to these two methods when you refer to your ability to “optimize them [positive search results] to make sure they come up first and foremost as defined by the search engines” and “optimiz[e] positive information flow to the top of Google.”

Response: The disclosure has been revised to provide the additional requested information regarding the methods of search engine optimization and to clarify the  referenced disclosure.

6.   We note your disclosure that you “are able to block the release of our client’s private data.”  Please expand this disclosure to include a description of the type of data to which you are referring and the manner(s) in which you are able to prevent the release of such data.

Response: The disclosure has been expanded to describe the type of data and the manner in which its release is prevented.

7.   On page 25 you indicate that you will remove defaming reports from search engine results and replace existing negative information that appears online.  Please revise to provide additional disclosure as to how you are able to remove and replace negative information that appears online.

Response: Additional disclosure as to how the Company is able to remove and replace negative information that appears online has been included in the Amended Registration Statement.

8.   Please clarify what you mean by “associated partner firms (resources)” and “numerous subcontractors (resources).”

Response: The disclosure has been revised to delete the word “resources”.  As disclosed, the Company may subcontract with existing firms for search engine optimization and online reputation management services.

Certain Relationships and Related Transactions, page 39

9.   We note your response to comment 22 in our letter dated September 29, 2011.  However it does not appear that you disclosed the arrangement pursuant to which you use office space at no expense or the contributed services of your directors that are discussed in Note 4, Related Party Transactions.  As previously requested, please revise this section to include such disclosure, or tell us why you are not required to do so.

Response: The disclosure has been revised to state that the Company uses a portion of The Meister Group, LLC’s office space, rent-free.

The contributed services from directors of the Company valued for accounting purposes in Note 4 do not need to be included in the Certain Relationships and Related Transactions because the amount does not exceed $120,000 as per Regulation S-K, Item 404. Furthermore, the directors are merely providing ordinary services in their role as directors to the Company.

Financial Statements, page 43

Note 1. Organization and Summary of Significant Accounting Policies, page 47

Revenue Recognition, page 47

10. We note your response to comment 23 in our letter dated September 29, 2011 that you revised your filing to further clarify your revenue recognition policy.  However, we are unable to locate such revisions.  Please advise or revise your filing as appropriate.

Response: Note 1 under the heading Revenue Recognition to the Financial Statements in the Amended Registration Statement has been revised to further clarify the Company’s revenue recognition policy.

11. We note your revised disclosure on page 29 that you have entered into a 12-month consulting agreement with one of your clients and six-month agreements with two of your other clients.  Please tell us how you have accounted for these transactions including any up front engagement fees.  As part of your response, please also tell us the specific accounting literature you relied upon.  Please revise your footnote disclosures as necessary.

Response: The Company utilizes the principle under ASC 605-25 with respect to agreements that have a stand alone objective and ASC 985-605 with respect to agreements that do not have stand alone objectives (multiple objectives). In all cases, revenue is recognized as the services are performed and when the price is fixed and determinable, persuasive evidence of an arrangement exists, and collectability of the resulting receivable is reasonably assured. For all service contracts, revenue is recognized when the online services are performed and the amounts are earned.

The 12-month consulting agreements provide for a $3,900 payment relating to services completed within the first month of the contract and therefore the revenue from this portion of the agreement was included in revenue upon completion of the objective. The remaining portion of the agreement which provides for payments of $2,500 monthly for 12 months are being recorded as revenue ratably, over the period of benefit. Therefore, the Company recognizes revenue of $2,500 monthly over the period of the agreement. The agreements do not provide for any set up and implementation fees.

The six-month consulting agreement provides for multiple services which are classified into general objectives. The Company recognized revenue relating to services completed within the reporting period on those “one time non-recurring objectives”. The Company is recognizing revenue ratably over the period of benefit for the ongoing objectives.   The agreement does not provide for any set up and implementation fees.

Website Development Costs, page 48

12. We note your response to comment 24 in our letter dated September 29, 2011 that you have revised your footnote to provide the disclosures required by ASC 350-50.  However, we are unable to locate such revisions.  Please advise or revise your filing as appropriate.

Response: Note 1 under the heading Website Development Costs to the Financial Statements in the Amended Registration Statement has been revised to provide required disclosure.

Consent of Independent Registered Public Accounting Firm

13. Please provide a currently dated consent of your independent accountant in the next amendment.

Response:  A currently dated consent of the Company’s independent accountant has been filed as an exhibit to the Amended Registration Statement.

Please address any further questions or comments to the undersigned at the above-referenced telephone and facsimile numbers. Thank you very much.

Very truly yours,

/s/David Lubin
David Lubin

cc:           Lisa Grossman